UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission file number: 001-38170

NEWATER TECHNOLOGY, INC.

(Registrant's name)

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

8 Lande Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On August 3, 2018, Newater Technology, Inc. (the “Company”) issued a press release announcing that it currently plans to hold its 2018 Annual Meeting of Shareholders on October 10, 2018 at 8:30 a.m., Yantai City time. The meeting will be held at Haiyue Hotel, located at 590 Gangcheng Dong St, Laishan District, Yantai City, Shandong Province, China, 264003.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

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EXHIBIT INDEX

Number	Description of Exhibit
99.1	Press Release dated August 3, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWATER TECHNOLOGY, INC.

By:	/s/ Yuebiao Li
Yuebiao Li Chairman and Chief Executive Officer

 Dated: August 8, 2018

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